UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 11, 2015
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on March 11, 2015, entitled "Recommendation from Statoil's nomination committee".

Recommendation from Statoil's nomination committee

The nomination committee in Statoil (OSE:STL, NYSE:STO) recommends that the company's corporate assembly elects Rebekka Glasser Herlofsen as a new member of Statoil's board of directors.

The nomination committee in Statoil recommends that Rebekka Glasser Herlofsen is elected as new member of the board. Grace Reksten Skaugen has at an early point in time informed the nomination committee that she does not wish to stand for re-election in 2015. Reksten Skaugen has been a board member in Statoil since 2002, and has in the recent years been deputy chair of the board and chair of the board’s compensation and executive development committee.

Since 2012, Rebekka Herlofsen has been the Chief Financial Officer in the Norwegian shipping company Torvald Klaveness. She has broad financial and strategic experience from several corporations and board directorships. Herlofsen’s professional career began in the leading Nordic Investment Bank, Enskilda Securities, where she worked with corporate finance and equity analysis from 1995 to 1999. During the next ten years Herlofsen worked in the Norwegian shipping company Bergesen d.y. ASA (later BW Group). During her period with Bergesen d.y. ASA/BW Group she held leading positions within M&A, strategy and corporate planning.

Having been a previous board member in Noreco, she was appointed as the company’s Chief Financial Officer in 2011, before commencing her current role as Chief Financial Officer in Torvald Klaveness in 2012. Herlofsen is currently a member of the board of DNV GL and, until recently, the chairman of the board of Cermaq. As such, she has broad experience within corporate governance.

Rebekka Glasser Herlofsen is a Norwegian citizen.

The election to Statoil's board of directors takes place in the company's corporate assembly meeting, Wednesday 18 March 2015. It is proposed that the election enters into effect from 19 March 2015, until the ordinary election of shareholder-representatives to the board of directors in 2016.

Contacts:

  Olaug Svarva, chair of the nomination committee
  All enquiries to be directed through Statoil Corporate Press Office, Jannik Lindbæk, +47 977 55 622.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: March 11, 2015	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer